INFOSMART GROUP, INC.
5th Floor, Texaco Building
126-140 Texaco Road
Tsuen Wan, Hong Kong
Telephone (852) 2944-9905
Facsimile (852) 2944-9909

June 25, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Larry Spirgel

Re:	Infosmart Group, Inc.
Form 10-K for the Year ended December 31, 2007
Filed April 1, 2008
File No. 000-15643

Dear Mr. Spirgel:

Infosmart Group, Inc. (the “Company” or “Infosmart”) hereby sets forth below its responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated May 28, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed each comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company.

Form 10- K For the Year Ended December 31, 2007
Report of Independent Registered Public Accounting Firm, page F-2

1.
We note that your auditors, Parker Randall CF (HK) CPA Limited has not yet completed the credentialing process. Foreign accounting firms that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. We would be unable to complete our review and accept the reports of Parker Randall CF (HK) Limited until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant.

Larry Spirgel
Securities and Exchange Commission
June 25, 2008

Response: Our auditors, Parker Randall CF (H.K.) CPA Limited, have submitted their paperwork for the credentialing process to the Office of the Chief Accountant.

Item 7. Management’s Discussion and Analysis Or Plan of Operations, page 29
Results of Operations

2.
Tell us your basis for not providing the discussion and analysis of the operating results for FY 2006 as compared to FY 2005. In light of your presentation of three years’ financial statements on page F-4, your discussions should cover these three year periods pursuant to Item 303 of Regulation S-K. We also refer you to guidance within Instructions to Item 303 (a) of Regulation S-K.

Response: We will file an amendment to our annual report on Form 10-K/A to include the discussion and analysis of the operating results for FY 2006 as compared to FY 2005 once our auditors, Parker Randall CF (H.K.) CPA Limited, have been credentialed with the Commission.

* * * *

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel
Securities and Exchange Commission
June 25, 2008

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact Jamie H. Kim, Esq. at Richardson & Patel, LLP, the Company’s legal counsel, by telephone at (310) 208-1182 or by facsimile at (310) 208-1154.

Very truly yours,

INFOSMART GROUP, INC.

/s/ Parker Seto
By: Parker Seto
Its: Chief Executive Officer